Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated February 14, 2023, with respect to the consolidated financial statements of Elevai Labs Inc., for the years ended December 31, 2021 and 2020, in this Registration Statement on Form S-1 of Elevai Labs Inc. and the related Prospectus of Elevai Labs Inc. filed with the Securities and Exchange Commission. Our report dated February 14, 2023 contains an explanatory paragraph regarding the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ TPS Thayer LLC

TPS Thayer LLC

Sugar Land, Texas

February 14, 2023